FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 27, 2017

Ger. Gen. N°08/2017

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

   Ref.  SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2 under Chilean Securities Market Law No. 18,045, and as established under Chilean General Norm No. 30 of the Superintendence, and as duly authorized, I hereby inform you of the following significant event: the  Ordinary Shareholders’ Meeting of Enel Américas S.A. held today has agreed to distribute  the minimum mandatory dividend (from which the interim dividend  paid in January 2017 has been deducted)  as well an additional dividend  that amounts to Ch$191,529,766,769 equivalent to Ch$ 3.33370 per share.

Given that the above-mentioned interim dividend has already been paid, the distribution and payment of the remnant of the final dividend No.  95 shall  be for a total of Ch$137,142,515,165, or Ch$2.38705 per share.

As set forth in Circular Letter No. 660 of 1986, I  enclose herewith, the two forms related to the above-mentioned final dividend.

Truly yours,

Luca D’Agnese

Chief Executive Officer

 Cc     Central Bank of Chile

Santiago Stock Exchange

Chilean Electronic Stock Exchange

Valparaíso Stock Exchange

Banco Santander Santiago – Bondholders’ Representative

Central Securities Depositary

Risk Classification Committee

SUPERINTENDENCE OF

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: RECEPTION OFFICE S.V.S.

FORM N°1

DIVIDEND DISTRIBUTION

0.01 original Information : YES 0.02 Dispatch Date : 04/27/2017 (MM DD YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

Dispatch Date

1.01 Tax Number : 94,271,000-3. 1.02 Original Form. : 04/27/2017(MM DD YY)

1.03 Company: ENEL AMÉRICAS S.A.

1.04 Securities Registry Nº: 175 1.05 Affected series: UNIQUE

1.06 Stock Exchange Code: ENELAM 07 Individualization of the movement : 95_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date : 04/27/2017 (MM DD YY)

2.02 Agreement Settlement : 1__ (1:Ordinary Shareholders Meeting/ 2:Extraordinary Shareholders Meeting /3:Board Meeting)

2.03 Dividend Amount: Ch$60,530,608,457.- 2.04 Currency Type : $

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : 57,452,641,516 3.02 Closing date: 05/20/2017 (MM DD YY)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend : _ 2_ (1:Iterim / 2:Definitive minimum by law/ 3 Definitive additional or eventual)

4.02 Year ended : 12/31/16 (MM DD YY)

4.03 Form of payment : 1_ (1:In cash / 2:Optional in cash or shares of the issuance / 3:Optional in cash or shares of others companies / 4:Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$1,05357/share 5.02 Currency type: $ 5.03 Payment date : 05/26/17 (MM DD YY)

(CONTINUES OVERLEAF)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting Date           :___/___/___(MM DD YY)

6.02 Expiration Option Date            :___/___/___(MM DD YY)

6.03 Date of the distribution of shares            : ___/___/___(MM DD YY)

6.04 Series to choose                     : ______________________(Only if the option is based on shares of own issuance)

6.05 Shares post movement                     : ______________________(Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer                      : ______________________(Only of the option is based on shares in which the company is holder)

6.07 Ticker local Exchange                     :______________________ .

6.08 Factor of shares                  : ______________________shares to be received by one share with right

6.09 Share price                              :______________________/share                              6.10 Currency type : $ ______________________.

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the net income for the fiscal year 2016, with the Interim Dividend already paid, constitutes the mandatory minimum dividend of 30% of net income for 2016.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 26, 2017, at any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00. This last mode will be also used for all those shareholders who have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on May 08, 2017.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share:  In accordance with the provisions of the Circular N° 660 of 1986 of the Superintendence of Securities and Insurance, in number 5.01 of the present form, it is indicated to pay as amount in Chilean pesos per share a number consisting of five decimal places, approaching the fifth decimal to the nearest integer. However that, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is the sum of Ch$ 1.0535739847617.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume  any legal liability ".

SIGNATURE OF LEGAL REPRESENTATIVE: __________________________

NAME OF LEGAL REPRESENTATIVE: LUCA D’AGNESE

SUPERINTENDENCE OF

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: RECEPTION OFFICE S.V.S.

FORM N°1

DIVIDEND DISTRIBUTION

0.01 Original Information : YES 0.02 Dispatch Date : 04/27/2017 (MM DD YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

Dispatch Date

1.01 Tax Number : 94,271,000-3. 1.02 Form. Original : 04/27/2017 (MM DD YY)

1.03 company: ENEL AMÉRICAS S.A.

1.04 Securities Registry Nº: 175 1.05 Affected series: UNIQUE

1.06 Stock Exchange Code: ENELAM 07 Individualization of the movement : 95_

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date : 04/27/2017 (MM DD YY)

2.02 Agreement Settlement : 1__ (1:Ordinary Shareholders Meeting/ 2:Extraordinary Shareholders Meeting/ 3:Board Meeting)

2.03 Dividend Amount: Ch$76,611,906,708.- 2.04 Currency type : $

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : 57,452,641,516 3.02 Closing date: 05/20/2017 (MM DD YY)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend : _ 3_ (1:Provisory / 2:Definitive mandatory minimum / 3 Definitive supplementary or additional )

4.02 Year ended : 12/31/16 (MM DD YY)

4.03 Form of payment : 1_ (1:In cash / 2:Optional in cash or shares of the issuance / 3:Optional in cash or shares of others companies / 4:Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$1,33348/share 5.02 Currency type: $ 5.03 Payment date : 05/26/17 (MM DD YY)

(CONTINUES OVERLEAF)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date           :___/___/___(MM DD YY)

6.02 Expiration Option Date           :___/___/___(MM DD YY)

6.03 Date of the distribution of shares           :___/___/___(MM DD YY)

6.04 Series to choose              : ______________________(Only if the option is based on shares of own issuance)

6.05 Shares post movement                : ______________________(Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer                :______________________(Only if the option is based on shares in which the company is holder )

6.07 Ticker local Exchange             :______________________.

6.08 Factors of shares                  : ______________________shares to be received by one share with right

6.09 Share Price                  :______________________/share                              6.10 Currency type : $ ______________________.

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the Net Income for the fiscal year 2016 and corresponds to 20% of the liquid income for the year as of December 31, 2016.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 26, 2017, at any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00. This last mode will be also used for all those shareholders who have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on May 08, 2017

Type of Entity: Publicly Held Limited Liability Stock Company

Dividend per share:  In accordance with the provisions of the Circular N° 660 of 1986 of the Superintendence of Securities and Insurance, in number 5.01 of the present form, it is indicated to pay as amount in Chilean pesos per share a number consisting of five decimal places, approaching the fifth decimal to the nearest integer. However that, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is the sum of Ch$ 1.3334792741683.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume any legal liability ".

SIGNATURE OF LEGAL REPRESENTATIVE: __________________________

NAME OF LEGAL REPRESENTATIVE: LUCA D’AGNESE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: May 2, 2017